Exhibit 99.1

Onion Global Receives NYSE Notice Related to Late Filing of Its 2021 Annual Report

GUANGZHOU, China – May 20, 2022 – Onion Global Limited ("Onion Global", the "Group" or the "Company") (NYSE: OG), a next-generation lifestyle brand platform that incubates, markets, and distributes the world's fresh, fashionable, and future brands to young people in China and across Asia, today announced that it received a letter from the NYSE Regulation staff (the “NYSE”), dated May 18, 2022 (the “Delinquency Letter”), notifying the Company that the Company is not in compliance with the NYSE's continued listing requirements under the timely filing criteria pursuant to Section 802.01E of the NYSE Listed Company Manual as a result of the Company's failure to timely file the Form 20-F for the fiscal year ended December 31, 2021 (the “2021 Form 20-F”) with the U.S. Securities and Exchange Commission (the "SEC").

The Company previously filed a Form 12b-25 with the SEC on April 29, 2022 for late filing of the 2021 Form 20-F, pursuant to which the 2021 Form 20-F was due to be filed by May 17, 2022. The Company expects to file the 2021 Form 20-F once the partial lockdowns across many cities in China are lifted so that certain audit procedures could be completed. The Company is currently unable to provide an anticipated filing date, given it is unable to estimate when the partial lockdowns and other COVID-related restrictions in mainland China will be lifted or eased.

As required by the Delinquency Letter, the Company will contact the NYSE to discuss the status of its 2021 Form 20-F within five business days of receipt of the Delinquency Letter.

The NYSE notified the Company that the NYSE will closely monitor the status of the Company's late filing and related public disclosures for up to a six-month period from the due date of the 2021 Form 20-F. If the Company fails to file its 2021 Form 20-F and any subsequent delayed filings within six months from the filing due date, the NYSE may, in its sole discretion, allow the Company's securities to trade for up to an additional six months depending on specific circumstances, as outlined in Section 802.01E of the NYSE Listed Company Manual. It is expected by the NYSE that the Company will submit an official request for the NYSE's consideration at the appropriate time. If the NYSE determines that an additional six-month trading period is not appropriate, suspension and delisting procedures will commence pursuant to Section 804.00 of the NYSE Listed Company Manual. If the NYSE determines that an additional trading period of up to six months is appropriate and the Company fails to file its 2021 Form 20-F and any subsequent delayed filings by the end of that period, suspension and delisting procedures will generally commence. Regardless of the procedures described above, the NYSE may commence delisting proceedings at any time during the period that is available to the Company to file the 2021 Form 20-F, if circumstances warrant.

To provide transparent information about an issuer's filing status, the NYSE maintains a list of late filers on www.nyse.com and identifies late filers with an "LF" indicator. This indicator, or another indicator or letter, may be appended to the Company's ticker symbol, "OG," signifying its status as a late filer. The Company expects to be posted to the late filers list on the Listing Standards Filing Status Page on www.nyse.com on May 24, 2022 and that an "LF" indicator will be appended to the Profile, Data and News pages of the Company's American depositary shares listed on the NYSE.

The Deficiency Letter has no immediate impact on the listing of the Company's ordinary shares represented by American depositary shares on the NYSE.

About Onion Global

Onion Global Limited (NYSE: OG) is a next-generation lifestyle brand platform that incubates, markets and distributes the world’s fresh, fashionable and future brands, which we refer to as “3F brands,” to young people in China and across Asia. The Company’s mission is to be the dream factory of lifestyle brands for young people. The Company’s platform offers an integrated solution to develop, market and distribute new and inspiring branded products, thereby reshaping the lifestyle shopping and consumer culture in China. Onion Global Limited has been listed on New York Stock Exchange since May 2021.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the completion of the private placement, the satisfaction of customary closing conditions related to the private placement, the intended use of net proceeds from the private placement, as well as the Company’s beliefs and expectations, the Company’s forecasts, general observation of the industry and business outlook, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including market and other conditions. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “target,” “aim,” “future,” “intends,” “plans,” “believes,” “potential,” “estimates” “continue,” “is/are likely to,” or other similar statements. Further information regarding these and other risks is included in Onion Global’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Onion Global does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

In China:

Onion Global Ltd.

Investor Relations

E-mail: ir@msyc.cc

Christensen

Mr. Eric Yuan

E-mail: eyuan@christensenir.com

Tel: +86-10-5900-1548

In United States:

Christensen

Ms. Linda Bergkamp

E-mail: lbergkamp@christensenir.com

Tel: +1-480-614-3004

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